

Mail Stop 3561

January 12, 2010

Mr. N. Roderick McGeachy, III, CEO
Tandy Brands Accessories, Inc.
3631 West Davis, Suite A
Dallas, Texas 75211

>   **Tandy Brands Accessories, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2009**
>   **Filed August 27, 2009**
>   **File No. 0-18927**

Dear Mr. McGeachy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9A(T) - Controls and Procedures, page 38

1. We note your certifying officers have concluded that your disclosure controls and procedures ("DC&P") were effective as of June 30, 2009 in alerting management in a timely manner to material information required to be disclosed in your periodic SEC filings. However, this conclusion addresses only part of the definition of DC&P. Please confirm to us this statement does not qualify management's conclusion of the effectiveness of DC&P as of June 30, 2009. You are not required to define DC&P but if you choose to do so, you must provide the entire definition. Please refer to Exchange Act Rule 13a-15(e). In future interim and annual filings, please ensure your disclosure includes the entire definition of DC&P or remove the definition in its entirety, as applicable. Please provide us with a draft of the disclosure you plan to file in future filings.

2. As originally requested in the staff's previous comment letter dated March 7, 2007, please remove the reference to "material information" as this phrase may be perceived as restrictive in your conclusions regarding the effectiveness of DC&P.

Item 15 – Exhibits …., page 41

3. We do not locate any of the Exhibits or Schedules to the Credit Agreement attached to the filing as both Exhibit 4.3 and Exhibit 10.30.   In your next periodic report, please refile the complete credit agreement, including all attachments, as an exhibit.

Closing comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Brian McAllister at (202) 551-3341. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: FAX: (214) 519-5200